PAYDEN & RYGEL

333 South Grand Avenue, 32nd Floor

Los Angeles, California 90071

Telephone (213) 625-1900

October 16, 2013

WRITER’S DIRECT

DIAL NUMBER

(213) 830-4255

United States Securities and Exchange Commission

Attention: Mary Cole

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	The Payden & Rygel Investment Group

Post Effective Amendment No. 83 to

Form N-1A Registration Statement

File Nos. 811-6625, 33-46973

CIK No. 0000885709

Dear Ms. Cole:

The purpose of this letter is to respond to the SEC Staff questions and comments you provided me over the phone recently about the above filing. The filing concerns The Payden & Rygel Investment Group’s proposed new funds, the Payden Floating Rate Fund and the Payden Emerging Markets Corporate Bond Fund. Certain comments/questions apply to both Funds, while other comments/questions only apply to one Fund or to the other Fund. I will respond to the comments/questions applicable to both Funds, followed by the comments/questions applicable to the Floating Rate Fund only and concluding with the comments/questions applicable to the Emerging Markets Corporate Bond Fund only.

Comments/Questions Applicable to Both Funds

1.	In the Fund Summaries Section, the heading will simply be “Fund Summaries.” We will eliminate the “U.S. Bond Fund” and “Global Bond Fund” language there, and also on the Front Cover and the Table of Contents.

2.	With respect to each Fund, I confirm that we do not anticipate that the amount of Acquired Fund Fees and Expenses would reach a level that would require disclosure now in the Fee Table for either Fund.

3.	For each Fund, we will indicate in Footnote 2 to the Fee Table for the Fund that the Fee Waiver/Expense Reimbursement will be for a period of one year from the opening of the

Mary Cole

October 16, 2013

Fund. In addition, the parenthetical in the first sentence of Footnote 2, which deals with expenses that are excluded from the Fee Waiver/Expense Reimbursement calculation, will read “(excluding Acquired Fund Fees and Expenses, interest and taxes).”

4.	With respect to the Staff’s question about recoupment of the Fee Waiver/Expense Reimbursement, each Fund remains liable to Payden & Rygel for expenses subsidized in any fiscal year up to a maximum of three years from the end of the period in which the expenses were subsidized. However, for each Fund in any given year, the level of reimbursement cannot cause the Fund’s annual expense ratio to exceed the contractual expense limits set forth in the Fee Table.

5.	With respect to the fact that both Funds will be non-diversified, we will change the title in the Principal Investment Risks section of each Fund Summary of the discussion on diversification to “Non-diversification Risk.”

6.	In the “More About Investment Strategies, Related Risks and Disclosure of Portfolio Holdings” Section of the Prospectus, we will group the items according to whether they are “principal” risks or “secondary” risks and identify the groups that way, as well.

Payden Floating Rate Fund

1.	The staff inquired whether “Senior Loans” as used in the Principal Investment Strategies discussion are senior to other debt. The answer is yes, and we will revise the Second Bullet Point under Principal Investment Strategies to explain this. The revised Second Bullet Point will read:

•

The Fund invests primarily in senior floating rate loans of domestic and foreign borrowers. The reason these loans are called “senior” is because loans are considered senior in a firm’s capital structure in that no debt is ahead of the loans in terms of priority of payment. Where an instrument ranks in priority of payment is referred to as seniority. Based on this ranking, a corporate issuer in the event of a default will direct payments such that the senior most creditors are paid first, while the most junior equity holders are paid last. In a typical structure, senior secured and unsecured creditors will be first in right of payment, followed by subordinate bond holders, junior bondholders, preferred shareholders and common shareholders. Loans are typically senior, secured debt instruments and rank highest in the capital structure of corporations. Thus, throughout this discussion, the floating rate loans in which the Fund primarily invests are referred to as “Senior Loans.”

2.	The last sentence of the original Second Bullet Point under Principal Investment Strategies for the Fund states: “The Fund may invest in Senior Loans directly as an original lender, or by assignment from a lender, or it may invest indirectly through loan participation agreements.” The Staff asked Payden& Rygel to explain in detail the methodology for the valuation of loans when the Fund “originates” loans. The answer is that the Fund will never “originate” any loan in the sense of structuring the loan in any way. Rather, the

Mary Cole

October 16, 2013

Fund only invests in syndicated loans, that is, loans that are structured by a syndicator, such as a bank or other lender, in which the syndicator presents the investment opportunity to the Fund. Much like an initial public offering in the equity world, the Fund could be selected as one of the initial investors in the loan and thus would be a signatory to the original loan agreement. To explain how the Fund may invest in these Senior Loans, we have created a new Third Bullet Point that states:

•

The Fund invests primarily in Senior Loans that are syndicated loans. These loans are structured by a syndicator, such as a bank or other lender, which also markets the loans to potential investors, such as the Fund. The Fund may invest in Senior Loans in one of three ways. First, the Fund may be one of the initial investors in the Senior Loan and thus would invest directly as a signatory to the original loan agreement. Second, the Fund may also invest directly in the Senior Loan by assignment from an original lender. Third, the Fund may invest indirectly in the Senior Loan through a loan participation agreement.

3.	The Fund will not invest in any loans that are made to individuals.

4.	The Fund will not invest in any loan unless the loan is determined to be liquid at the time of investment.

5.	The Fund will not invest in any loan that will be paid in kind.

6.	The Fund will not engage in Credit Default Swap (“CDS”) transactions. If that were to change, appropriate disclosure about CDS transactions and their risks would be made at the time of the change.

7.	The original Sixth Bullet Point of the Principal Investment Strategies discussed the Fund’s use of derivatives. The Fund will principally use two types of derivatives, foreign currency exchange contracts to hedge securities denominated in foreign currencies, and interest rate swaps designed to hedge fixed rate loans or other fixed rate debt instruments. As noted in the Interest Rate Swaps disclosure below, the notional amount of the interest rate swaps will be included in the calculation to meet the 80% requirement of investing in floating rate loans or floating rate debt instruments. Set forth below are the separate bullet points on each of these derivative types that will be in the Principal Investment Strategies section of the Fund Summary. There is already a risk disclosure on derivatives in the Principal Investment Risks section of the Fund Summary.

Foreign Currency Hedging Strategy

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To the extent the Fund invests in assets that are denominated in a currency other than the U.S. Dollar, the Fund may engage in foreign currency exchange contracts and other currency strategies to hedge against fluctuations in currency exchange rates between such foreign currencies and the U.S. Dollar.

Mary Cole

October 16, 2013

Interest Rate Swaps

•

To the extent the Fund invests in fixed rate Senior Loans, other fixed rate loans or other fixed rate debt instruments, the Fund may engage in interest rate swaps in which it pays a fixed rate of interest to a counterparty and receives a floating rate of interest from the counterparty to hedge against fluctuations in interest rates. In addition, the notional amount of the Fund’s investments in interest rate swaps will be the amount that is counted toward satisfaction of the Fund’s policy of investing 80% of its total assets in floating rate loans or other floating rate debt instruments.

8.	With respect to the Staff’s request that we define the difference between duration and maturity in the original eighth bullet point in the Principal Investment Strategies section, we are eliminating the reference to “duration” in that bullet point.

9.	With respect to the Staff’s request to explain the meaning of “mezzanine” and “structured products” in the original Seventh Bullet Point in the Principal Investment Strategies section, we are eliminating those terms in that bullet point. The only structured products that the Fund is likely to invest in are collateralized loan obligations (“CLOs”), mortgage-backed securities or asset-backed securities. The revised Seventh Bullet Point will read:

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The Fund may invest up to 20% of its assets in fixed rate fixed income securities in which the Fund has not entered into any interest rate swaps. Such fixed rate fixed income securities include, but are not limited to, corporate bonds, preferred securities, convertible securities, asset-backed securities, mortgage-backed securities and U.S. government debt securities.

10.	The original Tenth Bullet Point in the Principal Investment Strategies on collateralized loan obligations is revised as follows:

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The Fund may invest up to 30% of its total assets in collateralized loan obligations (CLOs). CLOs are asset-backed securities that are formed to hold and manage diversified pools of Senior Loans. These asset-backed structures issue several debt tranches that typically include at least a AAA-rated tranche, a AA-rated tranche and a BBB-rated tranche and that have rights to the collateral and payment stream, in descending order. The proceeds from the debt tranches are used to purchase the corporate loans. CLOs are usually rated by two of the three major ratings agencies and impose a series of covenant tests on the respective collateral managers, including minimum rating and industry diversification. The Fund would potentially invest in these rated debt tranches issued by the CLOs.

11.	The Staff have asked if CLOs charge fees, including management fees, and if so are they reflected in the fee table. As indicated above, the CLO issues debt which the Fund may purchase as an investor. Whatever fees the investment manager of the CLO may receive are unrelated to the debt that the Fund may purchase.

12.	The Staff requested additional risk disclosure on asset-backed and mortgage-backed securities and emerging markets. The asset-backed and mortgage-backed risk disclosure is as follows:

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Mortgage-Backed/Asset-Backed Securities. Investing in mortgage-backed and asset-backed securities pose additional risks, principally with respect to increased prepayment risk. Many mortgage-backed securities and asset-backed securities may be prepaid prior to maturity. During periods of falling interest rates, prepayments may accelerate, which would require the Fund to reinvest the proceeds at a lower interest rate.

The Adviser has decided that it is unlikely that there would be meaningful investment in emerging markets securities in this Fund. Thus, any reference to emerging markets securities will be deleted.

Mary Cole

October 16, 2013

Payden Emerging Markets Corporate Bond Fund

1.	The first sentence of the Second Bullet Point in the Principal Investment Strategies section for the Fund states: “Under normal market conditions, the Fund invests at least 80% of its total assets in corporate bonds issued by companies organized or headquartered in emerging market countries (or economically linked with such securities).” The Staff have asked what the phrase “economically linked with such securities” means. We have decided to change the statement to say “Under normal market conditions, the Fund invests at least 80% of its total assets in corporate bonds issued by companies organized or headquartered in emerging market countries, or whose business operations are principally located in emerging market countries.”

2.	The Payden Emerging Markets Corporate Bond Fund will not engage in Credit Default Swap (“CDS”) transactions. If that were to change, appropriate disclosure about CDS transactions and their risks would be made at the time of the change.

3.	The Fund will not invest in equity securities. That bullet point will be deleted

If you or the other Staff have any further questions or comments, please contact me at the number on the top of the first page of this letter.

Sincerely,

Edward S. Garlock

Managing Principal

and General Counsel